Exhibit 14.1

DIGI POWER X INC.
CODE OF BUSINESS CONDUCT AND ETHICS

1.0	Introduction

The Board of Directors (the “Board”) of Digi Power X Inc. and for its subsidiaries and affiliated companies (collectively referred to herein as “Digi Power” or the “Company”) has determined that Digi Power should formalize its commitment to conducting its business and affairs in accordance with the highest ethical standards by enacting this code of business conduct and ethics.

2.0	General Principles

Digi Power and its subsidiaries are committed to conducting its business and affairs with honesty, integrity and in accordance with the highest ethical and legal standards.

This Code of Business Conduct and Ethics (this “Code”) provides a set of ethical standards to guide each director, officer, employee, consultant and contractor of Digi Power and its subsidiaries (each, a “Representative”) in the conduct of their business, and for each director, officer and employee constitutes conditions of employment, and for each consultant and contractor constitutes conditions of providing services to Digi Power and its subsidiaries. This Code, as applied to the Company’s principal financial officers, shall be Company’s “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

This Code provides an overview of Digi Power’s expectations for its Representatives and is supplemented by other current policies adopted by Digi Power and those other polices that may be adopted by Digi Power from time to time.

3.0	Application of this Code

This Code applies to all Representatives and receipt of the latest version of this Code will be deemed to constitute your acceptance and agreement to be bound by its terms.

4.0	Communication of this Code

Copies of this Code are made available to all persons bound by it, either directly or by posting of the Code on Digi Power’s website at www.digipowerx.com. All persons or entities bound by the Code shall be informed whenever significant changes are made. New Representatives shall be provided with a copy of this Code.

5.0	Compliance with Laws

The Company strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations in all jurisdictions where the Company operates. This includes compliance by the Company and its Representatives with all applicable anti-bribery, anticorruption, facilitation payment, antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also Digi Power’s policy to seek to comply with all applicable securities laws and regulations to ensure that material information which is not generally available to the public (“inside information”) is disclosed in accordance with the law. This includes implementation of policies and procedures, as set out in the Company’s Securities Trading Policy, to be adopted, to protect against the improper use or disclosure of inside information, including improper trading of securities while in possession of inside information.

6.0	Reporting of Illegal Behaviour

Digi Power strives to foster a business environment that promotes integrity and deters illegal behaviour. It is the role of the Board to seek to monitor and ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Company. Any concerns or complaints in this regard may be reported in accordance with the procedures outlined in the Company’s Whistleblower Policy, to be adopted. The Whistleblower Policy, upon adoption, will provide procedures by which Representatives may make confidential and anonymous complaints or submissions regarding unacceptable or illegal behavior, fraudulent or unethical practices or questionable accounting, internal accounting controls or auditing related matters involving the Company.

7.0	Annual Certification Regarding Compliance

All directors and officers of Digi Power, together with any employees, consultants and contractors specified by the Board, shall provide annual certification of compliance with this Code, confirming compliance with all laws, rules and regulations the jurisdictions where they carry out their duties and where Digi Power is conducting its business activities, as well as compliance with all Digi Power policies.

The Chief Executive Officer of Digi Power shall be responsible for ensuring that annual certifications are obtained on or before the end of the first fiscal quarter of each year for all directors, officers, specified employees, specified consultants and specified contractors and for providing written confirmation to the Board that such certifications have been obtained and summarizing the results thereof.

Each year, as part of the annual certification process to confirm compliance with the corporate policies of Digi Power, all directors, officers, employees and, as appropriate consultants and contractors, shall participate in a training session to help ensure that they understand the terms of the Code and all corporate policies of Digi Power.

8.0	Standards of Good Professional Ethics

Digi Power intends that its good reputation shall be maintained and accordingly, all of Digi Power’s activities shall be carried out ethically and with honesty and integrity, in the expectation that these activities will become a matter of public knowledge. Anything less is unacceptable and shall be treated as a serious breach of duty.

9.0	Protection and Proper Use of Assets

All Representatives shall deal with Digi Power’s assets, including all data, information (confidential or otherwise), records, material, facilities and equipment, with the strictest integrity and with due regard to the interests of shareholders and all other stakeholders. Digi Power’s assets may not to be used for personal gain or benefit. In addition, all Representatives must act in a manner to protect such assets from loss, damage, misuse, theft and waste and ensure that such assets are used only for legitimate business purposes.

10.0	Confidentiality

Information is a key asset of Digi Power. It is Digi Power’s policy to ensure that the Company’s proprietary and confidential information, including proprietary and confidential information that has been entrusted to Digi Power by others, is adequately safeguarded, as set out in Digi Power’s Corporate Disclosure Policy. All confidential information, including information about Digi Power’s business, assets, opportunities, suppliers and competitors should be properly protected from advertent or inadvertent disclosure.

11.0	Fair Dealing

All business dealings undertaken on behalf of Digi Power, including with its security holders, customers, suppliers, competitors and employees, should be conducted in a manner that preserves Digi Power’s integrity and reputation. It is Digi Power’s policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal or unfair practices in all dealings with Digi Power’s security holders, customers, suppliers, competitors and employees.

12.0	Good Ambassadorship

All Representatives are ambassadors of Digi Power in both their business and personal lives. While Digi Power supports the freedom of the individual to pursue life in his or her own way outside of business hours, Representatives are encouraged to act in a manner which upholds their good reputation and that of Digi Power.

All Representatives shall represent Digi Power in a professional manner at all times. Neither the reputation nor the image of Digi Power shall be jeopardized at any time. The behavior of all Representatives is seen to reflect that of Digi Power, so all actions must reflect the policies of Digi Power.

13.0	Conflict of Interest

It is Digi Power’s policy to seek to ensure that the Company’s best interests are paramount in all of its dealings with existing and potential business partners and other representatives and are conducted in a manner that avoids actual or potential conflicts of interest.

In general, a conflict of interest exists where a Representative’s personal interests interfere with his, her or its ability to act in the best interests of the Company. Conflicts of interests may exist in any situation where the ability to act objectively, or in the best interests of the Company, is influenced. These include the receipt of improper personal benefits by a Representative or the Representative’s family, friends or affiliates, as a result of such Representative’s position with the Company.

Representatives shall perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgment. No one working for Digi Power shall accept financial compensation of any kind, nor any special discount, loan or favor, from persons, corporations or organizations having dealings or potential dealings with Digi Power.

Representatives, in discharging their duties, shall act honestly and in good faith with a view to the best interests of Digi Power. Representatives shall avoid situations involving a conflict, or potential conflict, between their personal, family or business interests, and the interests of Digi Power, and shall promptly disclose any such conflict, or potential conflict, to Digi Power. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner.

Directors have a statutory responsibility to disclose all actual or potential conflicts of interest and generally to abstain from voting on matters in which the director has a conflict of interest. A director will recuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

14.0	Corporate Opportunities

Representatives are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Representatives are also prohibited from competing with Digi Power directly or indirectly and owe a duty to Digi Power to advance the legitimate interests of Digi Power when the opportunity to do so arises.

15.0	Gifts and Entertainment

Representatives and their families shall not give nor accept gifts, gratuities or entertainment that have greater than a nominal monetary value. Any gifts or proposed gifts should be discussed with a supervisor if a Representative is uncertain whether they are appropriate.

Without limiting the foregoing, the Foreign Corrupt Practices Act (the “FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the promise, offer or delivery by a Representative to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of the FCPA would not only violate the Company’s policies, including this Code, but could also be a criminal offense under the FCPA and other similar laws.

16.0	Harassment

All employees have a right to work in an environment free from all forms of harassment. Harassment is defined as any unwanted conduct or comment that is intimidating, hostile or offensive in the work environment.

17.0	Alcohol and Drugs

Any misuse of alcohol or legal drugs (prescribed or un-prescribed), or the use of any illegal drugs, may jeopardize job safety and/or performance, and is prohibited in the Digi Power workplace. No officer, employee, consultant or contractor shall enter the workplace under the influence of alcohol or such drugs that may impair safety and/or performance.

18.0	Consequences of Violation of the Code

Failure to comply with the Code may result in severe consequences, which could include internal disciplinary action or termination of employment or consulting arrangements without notice. The violation of the Code may also violate certain Canadian and/or other laws and if it appears that a Representative may have violated such laws, then Digi Power may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

19.0	Review of Code

The Board shall review and evaluate this Code from time to time and generally on an annual basis to determine whether this Code is effective in ensuring that Digi Power’s business and affairs are conducted with honesty, integrity and in accordance with the highest ethical and legal standards.

20.0	Queries

If you have any questions about how this Code should be followed in a particular case, please contact the Chief Executive Officer of Digi Power.

21.0	Waivers of the Code

Waivers from the Code will generally only be granted in appropriate circumstances upon full review and consideration of a request for a waiver, on a case-by-case basis. Any waiver of this Code with respect to a director or executive officer of Digi Power may be made only by the Board, which should ascertain whether a waiver is appropriate and seek to ensure that the waiver is accompanied by appropriate controls designed to protect the Company’s interests. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules and regulations.

22.0	Publication of the Code

This Code shall be posted on Digi Power’s website at www.digipowerx.com.

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